Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

July 16, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp. – Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-191307)

Dear Sir or Madam:

On behalf of GSV Capital Corp. (the “Company”), we have transmitted in connection herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the shelf offering of the Company’s securities under Rule 415 of the Securities Act.

The Company respectfully asks that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Registration Statement as declared effective on May 9, 2017, except for disclosure related to updating of financial information and certain other data, consolidation of investments, changes to the Company’s management team, including the departure of the Company’s chief financial officer, certain waivers of management fees and incentive fees payable to the Company’s investment adviser, a new credit facility to replace the Company’s prior credit facility, the tender offer and repurchase of a portion of the Company’s 5.25% Convertible Senior Notes due 2018, and the issuance of the Company’s 4.75% Convertible Senior Notes due 2023.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

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July 16, 2018 Page 2

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm